Mail Stop 4561

March 17, 2010

David R. Schwiesow
Senior Vice President, General Counsel and Secretary
Deltek, Inc.
13880 Dulles Corner Lane
Herndon, VA 20171

> **Re: Deltek, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed March 5, 2010**
> **File No. 333-162308**

Dear Mr. Schwiesow:

We have reviewed your revised registration statement and response letter, and we have the following comments:

Incorporation by Reference, page 31

1. Please revise your registration statement to specifically incorporate by reference your annual report on Form 10-K for the fiscal year ended December 31, 2009, and provide updated disclosure as appropriate elsewhere in the registration statement. See Item 12(a) of Form S-3. For related guidance, see also Question 123.05 of our Securities Act Forms Compliance and Disclosure Interpretations.

2. In addition, we note that the Form 10-K for the fiscal year ended December 31, 2009, incorporates by reference its Part III information from your definitive proxy statement, which is not yet filed. In order to have a complete Section 10(a) prospectus, you must either file the definitive proxy statement before the Form S-3 is declared effective or include the Part III information in an amended Form 10-K. Refer to Question 123.01 of our Securities Act Forms Compliance and Disclosure Interpretations

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Please contact me at (202) 551-3483 with any questions. If you require further assistance you may contact Mark P. Shuman, Branch Chief – Legal, at (202) 551-3462.

Sincerely,

Katherine Wray
Staff Attorney

cc: <u>Via Facsimile (202) 639-7003</u>
        Vasiliki B. Tsaganos, Esq.
        Fried, Frank, Harris, Shriver & Jacobson LLP
        Telephone: (202) 639-7078